FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 16th April 2010

2009 ANNUAL REPORT AND ACCOUNTS AND NOTICE OF 2010 ANNUAL GENERAL MEETING

In accordance with the Listing Rules, Royal Dutch Shell plc has today submitted two copies of the following documents to the UK Listing Authority:
Annual Report and Form 20-F for the year ended December 31, 2009
Annual Review and Summary Financial Statements 2009
Notice of 2010 Annual General Meeting
Notice of Availability of Shareholder Documents
Proxy Form relating to the 2010 Annual General Meeting

Copies of all the above documents will shortly be available for inspection at the UK Listing Authority’s Document Viewing Facility, which is situated at:
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

The Annual Report and Form 20-F for the year ended December 31 2009, Annual Review and Summary Financial Statements 2009 and Notice of 2010 Annual General Meeting can also be view and downloaded from the Company’s website: www.shell.com/investor

It is proposed that the Company adopts new Articles of Association at the 2010 Annual General Meeting. A summary of the proposed changes is set out in the appendix which accompanies the Notice and can be downloaded from www.shell.com/agm

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc
Shell Centre
London SE1 7NA
Telephone: +44 (0)20 7934 2817

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-155201 and 333-155201-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715 and 333-141397).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 16 April 2010